FINAL TERM SHEET

Filed Pursuant to Rule 433
Registration No. 333-217642
Pricing Term Sheet
May 22, 2018

The Chemours Company
€450,000,000 4.000% Senior Notes due 2026
(the “Offering”)

The information in this pricing term sheet relates only to the Offering and should be read together with (i) the preliminary prospectus supplement, dated May 21, 2018, relating to the Offering, including the documents incorporated therein by reference (the “Preliminary Prospectus Supplement”) and (ii) the related base prospectus, dated May 4, 2017 (the “Base Prospectus”), each as filed with the Securities and Exchange Commission (the “SEC”).

Issuer:	The Chemours Company, a Delaware corporation (the “Issuer”)
Subsidiary Guarantors:	First Chemical Corporation; First Chemical Holdings, LLC; First Chemical Texas, L.P.; FT Chemical, Inc.; The Chemours Company FC, LLC; ChemFirst Inc.
Security Description:	4.000% Senior Notes due 2026 (the “Notes”)
Principal Amount:	€450,000,000
Coupon:	4.000%
Maturity:	May 15, 2026
Price to Public:	100.000%, plus accrued and unpaid interest from June 6, 2018
Gross Proceeds:	€450,000,000
Net Proceeds (Before Expenses):	€445,500,000
Yield to Maturity:	4.000%
Benchmark:	0.500% DBR due February 15, 2026
Spread to Benchmark:	371 basis points
Interest Payment Dates:	May 15 and November 15, beginning November 15, 2018
Record Dates:	May 1 and November 1
Make-Whole Call:	Bund Rate +50 bps, prior to May 15, 2021
Equity Clawback:	Redeem prior to May 15, 2021 at 104.000% for up to 35.000%
Call Schedule:	On or after: May 15, 2021 May 15, 2022 May 15, 2023 May 15, 2024 and thereafter	Price: 103.000% 102.000% 101.000% 100.000%
Change of Control:	Upon the occurrence of certain change of control events (as described in the Preliminary Prospectus Supplement), we will be required to repurchase all outstanding Notes at a repurchase price of 101% of their principal amount, plus accrued and unpaid interest to the repurchase date.
Ratings[1]:	Moody’s: Ba3 S&P: BB-
Trade Date:	May 22, 2018
Settlement Date[2]:	June 6, 2018 (T+10)

[1]	Note: A securities rating is not a recommendation to buy, sell or hold the Notes and may be subject to revision or withdrawal at any time.
[2]	Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the eighth business day following the pricing of the Notes will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement.

Common Code/ISIN Numbers:	182760072 / XS1827600724
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities plc

Barclays Bank PLC

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

RBC Europe Limited

Merrill Lynch International

Deutsche Bank Securities Inc.

Senior Co-Managers:	Mizuho International plc TD Securities (USA) LLC
Co-Managers:	SunTrust Robinson Humphrey, Inc. BNP Paribas Citizens Capital Markets, Inc.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement with the SEC in connection with the Offering. Before you invest, you should read the Preliminary Prospectus Supplement, the Base Prospectus, the documents incorporated by reference in each and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. The information in this pricing term sheet supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent therewith. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the Preliminary Prospectus Supplement and the Base Prospectus may be obtained from: Citigroup Global Markets Inc. by calling toll-free at 1-800-831-9146; from J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling (866) 803-9204; from Barclays Capital Inc., Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, email: Barclaysprospectus@broadridge.com, or by calling toll free: 1-888-603-5847; from Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, New York 10010, telephone: 1-800-221-1037, or email: newyork.prospectus@credit-suisse.com; from HSBC Securities (USA) Inc. by calling toll-free at 866-811-8049; from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor New York, New York 10281, Attention: Leveraged Capital Markets; or by telephone at 1-877-280-1299; from BofA Merrill Lynch, NC1-004-03-43, 200 North College Street, 3rd Floor, Charlotte, North Carolina 28255-0001, Attention: Prospectus Department, or e-mail dg.prospectus_requests@baml.com; or from Deutsche Bank Securities Inc., 60 Wall Street, New York, New York 10005, telephone: 1-800-503-4611, or email: prospectus.CPDG@db.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.